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SECURITIES AND EXCHANGE COMMISSION
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BRANCH OF REGISTRATIONS AND EXAMINATIONS
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06002338

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49325

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2005 (MM/DD/YY) AND ENDING DECEMBER 31, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MCL FINANCIAL GROUP, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1869 West Littleton Boulevard
(No. and Street)

Littleton	Colorado	80120
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gary Flater — 303-794-8686
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
MAR 17 2006
THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mason Russell West, LLC
(Name – *if individual, state last, first, middle name*)

739 West Littleton Boulevard	Littleton	Colorado	80120-2337
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

3/16/06

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Gary Flater, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MCL Financial Group, Inc., as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

WENDY H. O'ROURKE NOTARY PUBLIC STATE OF COLORADO

Signature

President

Title

Wendy H. O'Rourke

Notary Public Comm Exp 9-8-2007

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~. Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Table of Contents

Mason Russell West, LLC

739 WEST LITTLETON BLVD.
LITTLETON, CO 80120–2337
TELEPHONE 303-797-9101 FAX 303-795-3356
E-MAIL: cpas@mrwllc.com

DICK MASON
RAY RUSSELL, JR.

CERTIFIED PUBLIC ACCOUNTANTS
CONSULTING SERVICES

Report of Independent Certified Public Accountants

The Board of Directors and Stockholder
MCL Financial Group, Inc.
Littleton, Colorado

We have audited the accompanying statements of financial condition of MCL Financial Group, Inc. as of December 31, 2005 and 2004, and the related statements of operations, cash flows and stockholder's equity for the two years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the 2005 and 2004 financial statements referred to above present fairly, in all material respects, the financial position of MCL Financial Group, Inc. at December 31, 2005 and 2004 and the results of its operations, cash flows and changes in stockholder's equity for the two years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedule on page 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Mason Russell West, LLC

Littleton, Colorado
February 10, 2006

IGAF WORLDWIDE

MCL Financial Group, Inc.
Statements of Financial Condition
December 31, 2005 and 2004

	2005	2004
Assets		
Cash	$ 35,624	$ 437,039
Restricted cash	5,093	5,000
Trade accounts receivable	1,390,726	1,006,037
Prepaid expenses	29,395	27,354
Total Assets	$1,460,838	$1,475,430
Liabilities and Stockholder's Equity		
Current Liabilities		
Accounts payable and accrued expenses	$1,172,036	$1,263,652
Marketing reimbursement payable	-	-
Capital allocations fees payable	-	-
Deferrred income tax	-	-
Income taxes payable	-	-
Total Current Liabilities	1,172,036	1,263,652
Deferred Income Taxes	-	-
Stockholder's Equity		
Common Stock, no par value:		
Authorized 5,000 shares; issued and outstanding 250	54,384	54,384
Retained earnings	234,418	157,394
Total Stockholders' Equity	288,802	211,778
Total Liabilities and Stockholder's Equity	$1,460,838	$1,475,430

The accompanying notes are an integral part of these statements.

MCL Financial Group, Inc.
Statements of Operations
For the Years Ended December 31, 2005 and 2004

	2005	2004
Revenues		
Commissons	$ 7,331,866	$14,664,969
Other	3,698	5,504
Total Revenues	7,335,564	14,670,473
Expenses		
Commissions and wages	5,536,431	12,793,314
Office salaries and employee benefits	-	-
Other operating	1,722,109	1,853,239
Total Expenses	7,258,540	14,646,553
Net Income Before Taxes	77,024	23,920
Provision for Income Taxes		
Tax benefit of net operating loss carryback	-	-
Current tax benefit (provision)	-	19,794
Net Income Tax Benefit (Expense)	-	19,794
Net Income	$ 77,024	$ 43,714

The accompanying notes are an integral part of these statements.

MCL Financial Group, Inc.
Statements of Cash Flows
For the Years Ended December 31, 2005 and 2004

	2005	2004
Cash Flows From Operating Activities		
Net income	$ 77,024	$ 43,714
Adjustments to reconcile net income to net cash used by operating activities:		
Rounding difference	-	-
Changes in operating assets and liabilities:		
Trade accounts receivable	(384,689)	(530,662)
Prepaids	(2,041)	(19,179)
Payables, overdraft and accruals	(91,616)	197,109
Marketing reimbursement payable	-	(6,728)
Capital allocations fee payable	-	(8,750)
Income taxes payable	-	(28,245)
Net Cash Provided (Used) by Operating Activities	(401,322)	(352,741)
Net Increase in Cash	(401,322)	(352,741)
Cash at Beginning of the Year	442,039	794,780
Cash at End of the Year	$ 40,717	$ 442,039

Supplemental Disclosures of Cash Flow Information:

	2005	2004
Cash paid for interest	$ -	$ -
Cash paid for taxes	$ -	$ 6,261

The accompanying notes are an integral part of these statements.

MCL Financial Group, Inc.
Statements of Stockholder's Equity
For the Years Ended December 31, 2005 and 2004

	Common Stock			Retained Earnings	
	Authorized	Shares	Amount	(Deficit)	Totals
Balance December 31, 2002	5,000,000	250,000	$ 54,384	$ (13,540)	$ 40,844
Net income	-	-	-	127,220	127,220
Balance December 31, 2003	5,000,000	250,000	54,384	113,680	168,064
Net income	-	-	-	43,714	43,714
Balance December 31, 2004	5,000,000	250,000	54,384	157,394	211,778
Reverse split	(4,995,000)	(249,750)	-	-	-
Net income	-	-	-	77,024	77,024
Balance December 31, 2005	5,000	250	$ 54,384	$ 234,418	$ 288,802

The accompanying notes are an integral part of these statements.

MCL Financial Group, Inc.
Notes to Financial Statements
December 31, 2005 and 2004

1. Organization and Significant Accounting Policies

Organization and Nature of Business
MCL Financial Group, Inc. (the Company) was incorporated in the State of Colorado on March 19, 1996 for the purpose of providing brokerage services.

The Company is a registered broker-dealer under the Securities and Exchange Act of 1934 (the Act), with its principal activities consisting of the placement of private offerings as well as traditional securities business. Underwriting income is recorded at the time the private offering is completed. Income from commissions on stock transactions are recorded on a trade date basis, which is the date that a transaction is executed.

The Company operates pursuant to paragraph (k)(2)(B) of Rule 15c-3 of the Act and does not carry customer accounts or clear transactions. Accordingly, all consumer transactions are executed and cleared on behalf of the Company by Legent Clearing Corporation (LCC) on a fully disclosed basis. The Company's agreement with LCC provides that, as clearing broker, LCC will keep such records of the transactions affected and cleared in the customer accounts as are customarily made and kept by a clearing broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Act, and perform all services customarily incident thereto. All customer funds and securities received, if any, are promptly transmitted directly to LCC. As a result, the Company is exempt from the remaining provisions and requirements of Rule 15c-3 of the Act.

On January 1, 2001, all non-brokerage related assets, liabilities and equity accounts were transferred to MCL Holding, Inc. (Holding) in a non-cash transaction. The result of the transaction was that the company became a wholly owned subsidiary of MCL Holding, Inc.

Cash and Cash Equivalents
For purposes of the statement of changes in financial position, the Company considers all highly liquid financial instruments purchased with a maturity of three months or less to be cash equivalents.

Restricted Cash
In order to meet its minimum cash requirements, the Company deposited $5,000 to a money market account with its clearing broker.

1. Organization and Significant Accounting Policies (continued)

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

2. Income Taxes

The Company recognizes deferred tax liabilities and assets based on the difference between the financial statements and tax basis of assets and liabilities using the enacted tax rates in effect for the year in which the differences are expected to reverse. The measurement of deferred tax assets is reduced, if necessary, by the amount of any tax benefits that, based on available evidence, are not expected to be realized.

Income tax expense differs from amounts that would be calculated by applying the federal statutory rate because of the federal surtax, state income tax rates, certain nondeductible expenses and net operating loss carrybacks, if any.

The Company filed a consolidated tax return with Holding for the years ended December 31, 2005 and 2004. The combined returns show net income of approximately $-0- and $104,000, respectively. The benefit of (provision for) income taxes for the years ended December 31, 2005 and 2004 was $-0- and $-0-, respectively. Taxes are allocated between the Corporations based on the net income (loss) of each entity.

3. Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Commission, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio (aggregate indebtedness to net capital) may fluctuate on a daily basis.

3. Net Capital Requirements (continued)

According to Rule 15c3-1, the Company's net capital ratio shall not exceed 8 to 1 for the first twelve months of operation as a broker-dealer and 15 to 1 thereafter. In addition, equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital data is as follows:

	Net Capital	Net Capital Requirements	Aggregate Indebtedness	Capital Ratio
December 31, 2004	$ 184,424	$ 84,286	$ 1,263,652	6.85 to 1
December 31, 2005	$ (2,809)	$ 78,175	$ 1,172,036	(417.24) to 1

During a recent NASD review approximately $260,000 in fees receivable were disallowed from the Net Capital Computation. This caused the company to be out of compliance with the Net Capital requirements. During January 2006, an additional $50,000 capital contribution was made to bring the company into compliance with the requirements.

At January 31, 2006 a firm computation shows Net Capital to be in compliance.

4. Related Party Transactions

The company occupies office facilities and uses office equipment that are leased by Holding from an entity controlled by the company's sole shareholder. The company paid Holding a management fee of $96,000 in 2005 and 2004. This fee includes use of the facilities and equipment. Because of the nature of these relationships, the amounts charged may have been different had the parties not been related.

In addition, during the years ended December 31, 2005 and 2004, the company paid additional fees to Holding in the amount of $1,477,000 and $1,616,000, respectively.

5. Concentrations of Risk

General Risk
The Company is engaged in the business of providing broker services. Substantially all income is derived from commissions earned on sales of investment securities. Commission income can vary due to fluctuations in the volume of transactions, the dollar value of transactions, and the frequency of transactions, all of which are generally beyond the control of the Company. The Company's revenues are impacted by global, national, regional and local economic forces and trends. Additionally, the Company is dependent on the sales efforts of a small number of brokers (43 in 2005 and 24 in 2004). Changes in sales activities by brokers could impact the Company. Investing activities by a customer or group of customers could also affect the Company.

Credit Risk
At December 31, 2005 and 2004, the Company's bank balances exceeded the insured limits by $-0-, and $337,039, respectively.

6. Equity

Effective November 1, 2005, the Company executed a reverse split of its capital stock prior to being qualified to do business as a foreign corporation in the State of Nevada.

	December 31, 2004	December 31, 2005
Authorized shares	5,000,000	5,000
Issued and outstanding	250,000	250

7. Commitments and Contingencies

The company was informed that the SEC was considering proceedings for alleged violations of various rules of the Securities and Exchange Act of 1933 and the Securities Exchange Act of 1934. The company has made a settlement offer which includes the payment of $60,000. SEC staff informally agreed to accept the terms of the offer. The financial statements include an accrual for the above amount.

MCL Financial Group, Inc.

Supplementary Information

MCL Financial Group, Inc.
Computation of Aggregate Indebtedness and Net Capital Pursuant to Rule 15c3-1
For the Years Ended December 31, 2005 and 2004

	2005	2004
Net Capital		
Total stockholder's equity	$ 288,802	$ 211,778
Deductions		
Fees receivable	262,216	-
Other assets	29,395	27,354
Total Deductions	291,611	27,354
Total Net Capital	$ (2,809)	$ 184,424
Aggregate Indebtedness		
Payables and accruals	$1,172,036	$1,263,652
Income taxes payable	-	-
Other accrued liabilities	-	-
Total Aggregate Indebtedness	$1,172,036	$1,263,652
Computation of Basic Net Capital Requirements		
6 2/3% of aggregate indebtdness	$ 78,175	$ 84,286
Minimum net capital	$ 5,000	$ 5,000
Greater of the two amounts	$ 78,175	$ 84,286
Capital in excess(deficit) of required minimum	$ (80,984)	$ 100,138
Ratio of aggregate indebtedness to net capital	(417.24)	6.85

Reconciliation with Company's computation included in Part II of Form X-17a-5:		
Net capital, as reported in Company's Part II (unaudited) FOCUS Report	$ 14,883	$ 173,935
Add: Commissions revenue adjustment	58,863	99,023
Less: Commissions and legal expense adjustments	(76,555)	(88,534)
Net capital per above	$ (2,809)	$ 184,424

Mason Russell West, LLC

739 WEST LITTLETON BLVD.
LITTLETON, CO 80120–2337
TELEPHONE 303-797-9101 FAX 303-795-3356
E-MAIL: cpas@mrwllc.com

DICK MASON
RAY RUSSELL, JR.

CERTIFIED PUBLIC ACCOUNTANTS
CONSULTING SERVICES

Report of Independent Certified Public Accountants on Internal Control Structure Required by SEC Rule 17a-5

The Board of Directors and Stockholder
MCL Financial Group, Inc.
Littleton, Colorado

In planning and performing our audit of the financial statements of MCL Financial Group, Inc. for the year ended December 31, 2005, we considered its internal control structure including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g) of the Securities and Exchange Commission (Commission), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by MCL Financial Group, Inc. that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c-3-3. We do not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulations T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives.

Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or fraud may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above. In addition, our consideration of the internal control structure indicated that the Company was in compliance with the conditions of the exemption under Paragraph (k)(2)(B) of Rule 15c3-3, and no facts came to our attention indicating that such conditions have not been complied with during the period.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, the practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Mason Russell West, LLC

February 10, 2006
Littleton, Colorado